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PRESS
RELEASE                                                                     LOGO

                                                  Mexico City, February 16, 2000

                SATMEX ANNOUNCES 1999 RESULTS, STRONG TURNAROUND

           -  REVENUES OF $136 MILLION
           -  EBITDA OF $86 MILLION
           -  SATMEX 5 SATELLITE FULLY COMMITTED, 11 MONTHS POST-LAUNCH
           - LONG TERM, MULTI-TRANSPONDER CONTRACT SIGNED WITH HUGHES NETWORK SYSTEMS
           -  LANDING RIGHTS RECEIVED IN 11 ADDITIONAL COUNTRIES FOR A TOTAL OF
              26

Mexico City, Feb. 16, 2000. Satelites Mexicanos, S.A. de C.V. ("Satmex") announced its 1999 operating results today, posting revenues of $136 million and EBITDA (earnings before interest, taxes, depreciation and amortization) of $86 million, compared with revenues of $105 million and EBITDA of $82 million during 1998.

"What has transpired at Satmex in the two years since privatization is a very impressive turnaround," noted Bernard L. Schwartz, Chairman and Chief Executive Officer of Loral Space and Communications. "The management team, formed over the last 18 months, has tackled all of the issues on multiple fronts head-on, and I am very pleased with the results."

Lauro Gonzalez, CEO of Satmex, noted, "With the signing of the 10 transponder, long-term contract of HNS (Hughes Network Systems), Satmex 5 is full. This accomplishment reflects the momentum and marketing presence of Satmex today."

REVENUES:

Satmex reported total revenues of $136 million during 1999, of which $26 million represented sales of transponders to an affiliate, Loral Skynet. 1999 EBITDA for the year was $86 million. Without the effect of transponders sale, operating revenues were $110 million and operating EBITDA was $75 million, compared with revenues of $105 million and EBITDA of $82 million during 1998.

1999 revenues consisted of 93% permanent service and 7% occasional and other revenue, compared with 96% permanent service and 4% occasional and other revenue in 1998.

Contracts subject to immediate cancellation without penalty represented less than 10% of Satmex's 1999 revenue base, compared with 44% of Satmex's revenues at December 31, 1998.

International contracts represented more than 42% of Satmex's 1999 revenues compared with 11% of Satmex's 1998 revenues.

Transponder leasing rates for both C-band and Ku-band capacity were largely unchanged during 1999, as compared with 1998 for both Solidaridad 1 and Solidaridad 2. Satmex 5 began commercial operations in January 1999 and leased capacity at rates higher than that of Solidaridad 1 and 2, reflecting its continental footprint and higher power levels.

Satmex was able to improve the business profile of its contracts and backlog by:

          converting its contract backlog from a client base composed of short-term, cancelable, overwhelmingly domestic to long-term, take or pay, increasingly international customers, and launching Satmex 5, Latin America's premier satellite, and obtaining leasing commitments for all of its capacity in less than one year

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OPERATING EXPENSES AND PROFITABILITY

Operating expenses grew by 51% in 1999 compared to 1998, from $23 million to $35 million, largely because of: the increased insurance expense related to the in orbit operation of Satmex 5 in January 1999; the hiring of private-sector, upper and middle management personnel - a process begun during the second half of 1998 and completed during the second quarter of 1999; the move to permanent headquarters in Mexico City in late 1998 and; maintenance expense for the two satellite control centers undertaken during 1999.

In addition, Satmex recorded $14 million in transponder expense in connection with the three transponders sold to Loral Skynet during 1999.

As a result of this increase in operating expenses, and giving no effect to the transponder revenue or associated expense, EBITDA in 1999 was $75 million, compared with $82 million in 1998.

BUSINESS HIGHLIGHTS

During 1999, Satmex counts among its key achievements the following:

- Signed several US clients on Satmex 5, including Bell South, Tachyon, Interpacket and, in early 2000, Hughes Network Systems. By January 2000, Satmex 5 capacity is fully committed.

- Rapidly responded to the service interruption associated with an anomaly experienced on Solidaridad 1 on April 28 and again on May 1, 1999. Service was fully restored on May 1 and no subsequent anomalies have occurred.

- The full staffing of the Satmex sales team, a process that was begun in 1998. Satmex's sales force consists of 5 industry-based, highly experienced Sales Directors, 10 multi-lingual, multi-cultural sales representatives, and a support team of 9 professionals.

- The confirmation and/or conferrence of landing rights in 11 additional countries (for a total of 26 countries with landing rights in total), giving Satmex a premier position among satellite operators in Latin America.

LIQUIDITY AND CAPITAL RESOURCES

On March 31, 1999, Satmex issued convertible preferred stock to Loral Space and Communications and to Principia, its private sector shareholders in exchange for a cash infusion of approximately $32 million. Additionally, during 1999, Satmex signed an end-of-life lease agreement with Loral Skynet for up to 7 Ku-band transponders on Satmex 5, of which 2 were taken in June 1999 and 1 in September 1999. Satmex accounted for this transaction as a sales-type lease and, accordingly recorded revenue of approximately $26 million and an operating expense of $14 million for the cost of the transponders.

On January 10, 2000, Satmex solicited from its holders of Senior Secured Floating Rate Notes and its participants in its Revolving Credit Facility an amendment to the $435 million Amended and Restated Credit Agreement to permit the modification of certain covenants, in exchange for the payment of a fee and an increase in the applicable margin. On February 16, 2000, this amendment was declared effective.

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                                                                    Exhibit 99.1

                         FINANCIAL HIGHLIGHTS
                           (US $, MILLIONS)
                                                 12/31/98      12/31/99*
Revenues ......................................     104.8         135.5

                         FINANCIAL HIGHLIGHTS
                           (US $, MILLIONS)
Operating Expenses ............................     (23.2)        (49.2)
EBITDA ........................................      81.6          86.3
Depreciation & Amortization ...................     (48.7)        (61.3)
Operating Profit (Loss) .......................      32.8          25.0
Interest Expense, Net .........................     (50.0)        (66.0)
Pretax Profit (Loss) ..........................     (17.2)        (41.0)

Bookings ......................................     120.0         325.8
Backlog .......................................     133.0         363.7

Cash ..........................................      11.9           6.5
Total Debt ....................................     644.0         588.0

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         * Includes the sale and the cost of 3 transponders leased to Loral
           Skynet

For Additional Information:
        Cynthia Pelini: 011-525-201-0808 (Satmex)
        Jeanette Clonan: (212) 338-5658 (Loral)

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